Bank of America Corporation and Subsidiaries				Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends
	Year Ended December 31
(Dollars in millions)	2012	2011	2010	2009	2008
Excluding Interest on Deposits
Income (loss) before income taxes	$3,072	$(230)	$(1,323)	$4,360	$4,428
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	212	596	1,210	(1,833)	(144)
Fixed charges:
Interest expense	14,754	18,618	19,977	23,000	25,074
1/3 of net rent expense (1)	1,092	1,072	1,099	1,110	791
Total fixed charges	15,846	19,690	21,076	24,110	25,865
Preferred dividend requirements (2)	1,080	n/m	802	5,921	1,461
Fixed charges and preferred dividends	16,926	19,690	21,878	30,031	27,326
Earnings	$19,130	$20,056	$20,963	$26,637	$30,149
Ratio of earnings to fixed charges (3)	1.21	1.02	0.99	1.10	1.17
Ratio of earnings to fixed charges and preferred dividends (3, 4)	1.13	1.02	0.96	0.89	1.10

	Year Ended December 31
(Dollars in millions)	2012	2011	2010	2009	2008
Including Interest on Deposits
Income (loss) before income taxes	$3,072	$(230)	$(1,323)	$4,360	$4,428
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	212	596	1,210	(1,833)	(144)
Fixed charges:
Interest expense	16,744	21,620	23,974	30,807	40,324
1/3 of net rent expense (1)	1,092	1,072	1,099	1,110	791
Total fixed charges	17,836	22,692	25,073	31,917	41,115
Preferred dividend requirements (2)	1,080	n/m	802	5,921	1,461
Fixed charges and preferred dividends	18,916	22,692	25,875	37,838	42,576
Earnings	$21,120	$23,058	$24,960	$34,444	$45,399
Ratio of earnings to fixed charges	1.18	1.02	1.00	1.08	1.10
Ratio of earnings to fixed charges and preferred dividends (3, 4)	1.12	1.02	0.96	0.91	1.07

(1)	Represents an appropriate interest factor.

(2)	Reflects the impact of $8.8 billion of mortgage banking losses and $3.2 billion of goodwill impairment charges during 2011 which resulted in a negative preferred dividend requirement.

(3)
The earnings for 2010 were inadequate to cover fixed charges and the ratio of earnings to fixed charges and preferred dividends. The earnings deficiency is a result of $12.4 billion of goodwill impairment charges during 2010. The coverage deficiency for fixed charges was $113 million and the coverage deficiency for fixed charges and preferred dividends was $915 million.

(4)
The earnings for 2009 were inadequate to cover fixed charges and preferred dividends. The earnings deficiency is a result of accelerated accretion of $4.0 billion recorded as a result of the repurchase of TARP Preferred Stock. The coverage deficiency for fixed charges and preferred dividends was $3.4 billion.

n/m = not meaningful